UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
CURRENT TECHNOLOGY CORPORATION
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
2310E 10 4
(CUSIP Number)

Copy to:
Keith Denner 5901 Vista Drive West Des Moines, Iowa 50266 (515)226-0000	Christian J. Hoffmann, III QUARLES & BRADY LLP Renaissance One Two N. Central Avenue Phoenix, Arizona 85004 (602) 229-5200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 11, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐
*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	00808Y09

1	NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
Keith Denner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP IRS ID #
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

US

	7	SOLE VOTING POWER

NUMBER OF		55,804,949*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,804,949*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

55,804,949*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.09%*

14	TYPE OF REPORTING PERSON

IN
* Includes 27,548,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and approximately 11,636,750 shares of Common Stock issuable upon conversion of a convertible promissory note held by the Reporting Person. On the basis of Common Stock actually issued, the Reporting Person owns 16,619,266 shares of Common Stock, representing approximately 12.83% of the class.

Item 1. Security and Issuer
     This Amendment No. 6 to Schedule 13D amends the Schedule 13D filed March 28, 2002, Amendment No. 1 filed December 30, 2003, Amendment No. 2 filed March 29, 2005, Amendment No. 3 filed August 1, 2006, Amendment No. 4 filed February 12, 2007 and Amendment No. 5 filed September 19, 2007 and relates to the common stock, no par value (the “Common Stock”) of Current Technology Corporation, a corporation continued under the Canada Business Corporations Act (the “Company”), with its principal executive offices located at 800 West Pender Street, Suite 1430, Vancouver, British Columbia, Canada V6C 2V6.
Item 5. Interest in Securities of the Issuer
     (a) As of the close of business on April 11, 2008, Reporting Person’s beneficial ownership of Common Stock was 55,804,949 shares, representing 33.09% of the class. This amount includes 27,548,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and approximately 11,636,750 shares of Common Stock issuable upon conversion of a convertible promissory note held by the Reporting Person. On the basis of Common Stock actually issued, Reporting Person owns 16,619,266 shares, representing 12.83% of the class. Percentage ownership responses set forth herein are based on the representation of the Company that, as of April 11, 2008, there were 129,429,023 shares of Common Stock issued and outstanding. The Reporting Person expressly disclaims beneficial ownership of 1,700,000 shares of Common Stock owned by the Reporting Person’s wife along with a warrant to purchase an additional 1,700,000 also owned by the Reporting Person’s wife.
     (b) The responses of the Reporting Person to Items 7 through 10 on the cover page are incorporated herein by reference. All responses reflected the beneficial ownership as of April 11, 2008.
     (c) On April 11, 2008, the Company announced that the Reporting Person had granted Robert Kramer, the Company’s Chairman and CEO, an extension to the option (the “Option”) held by Mr. Kramer such that Mr. Kramer’s option to purchase 3,000,000 shares of Common Stock owned by the Reporting Person at a price of $0.38 was extended to July 5, 2009. Under the terms of the Option, fifty percent of the Option vests if the Company’s shares close at $0.78 or higher, and the remaining fifty percent vests if the Company’s shares close at $1.14 or higher.
     (d) Not applicable.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
     On April 11, 2008, the Company announced that the Reporting Person had granted Robert Kramer, the Company’s Chairman and CEO, an extension to the option (the “Option”) held by Mr. Kramer such that Mr. Kramer’s option to purchase 3,000,000 shares of Common Stock owned by the Reporting Person at a price of $0.38 was extended to July 5, 2009. Under the terms of the Option, fifty percent of the Option vests if the Company’s shares close at $0.78 or higher, and the remaining fifty percent vests if the Company’s shares close at $1.14 or higher.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: May 6, 2008

/s/ Keith Denner
Keith Denner